SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 30, 1999

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                                  OWENS CORNING
                            One Owens Corning Parkway
                               Toledo, Ohio 43659

                           Commission File No. 1-3660

  ---------------------------------------------------------------------------
                              REQUIRED INFORMATION

(a)   Financial Statements.

      1.    Report of Independent Public Accountants

      2.    Statements of Assets Available for Benefits - as of
               December 30, 1999 and December 30, 1998

      3. Statements of Changes in Assets Available for Benefits - for the years ended December 30, 1999 and December 30, 1998

      4.    Notes to Financial Statements

(b)   Exhibit.

      Consent of Arthur Andersen LLP

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   OWENS CORNING
                                   SAVINGS AND SECURITY PLAN


                                   By     /s/  Steven J. Strobel
                                      -------------------------------------
                                      Steven J. Strobel
                                      Chairman, Investment Review Committee



Dated:

June 27, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator
of the Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of assets available for benefits of the OWENS CORNING SAVINGS AND SECURITY PLAN as of December 30, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Owens Corning Savings and Security Plan as of December 30, 1999 and 1998, and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


                                            /s/  Arthur Andersen LLP
                                            ---------------------------------
                                            ARTHUR ANDERSEN LLP

Toledo, Ohio,

April 28, 2000

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF DECEMBER 30, 1999 AND DECEMBER 30, 1998



                                                                                     December 30, 1999         December 30, 1998
                                                                                     -----------------         -----------------
ASSETS:
 Investment in master trust (Notes 1, 2, 3 and 7)                                    $    99,494,444           $     78,771,700
 Due from Owens Corning (Note 1)                                                           2,582,980                    483,583
                                                                                     ---------------           ----------------

      ASSETS AVAILABLE FOR BENEFITS                                                  $   102,077,424           $     79,255,283
                                                                                     ===============           ================




        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

           FOR THE YEARS ENDED DECEMBER 30, 1999 AND DECEMBER 30, 1998

                                                                                   December 30, 1999             December 30, 1998
                                                                                   -----------------             -----------------
INVESTMENT INCOME (Note 2):
  Net interest in master trust investment
    (loss) income                                                                  $      (6,141,997)             $      5,154,927

CONTRIBUTIONS (Notes 1, 5 and 7):
  Participants                                                                            14,734,157                    11,604,692
  Owens Corning                                                                            8,786,634                     5,014,365
                                                                                      --------------              ----------------
                                                                                          23,520,791                    16,619,057
                                                                                      --------------              ----------------
OTHER:
  Distributions to participants (Note 5)                                                 (14,362,075)                  (10,194,396)
  Transfer from Predecessor Trustee (Note 6)                                              20,154,605                     1,766,889
  Administrative expenses (Note 1)                                                          (349,987)                     (285,442)
  Other                                                                                          804                     1,248,105
                                                                                      --------------              ----------------
                                                                                           5,443,347                    (7,464,844)
                                                                                      --------------              ----------------

    Net increase (Note 3)                                                                 22,822,141                    14,309,140
                                                                                      --------------              ----------------

ASSETS AVAILABLE FOR BENEFITS - beginning of year                                         79,255,283                    64,946,143
                                                                                      --------------              ----------------

ASSETS AVAILABLE FOR BENEFITS - end of year                                        $     102,077,424              $     79,255,283
                                                                                      ==============              ================



        The accompanying notes are an integral part of these statements.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

Operations of the Plan
----------------------

The Owens Corning Savings and Security Plan (the Plan) principally benefits designated groups of employees of Owens Corning and certain subsidiaries (the Company). An eligible employee may elect to enroll in the Plan at any time.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Certain Plan investments, included in a master trust (Note 2), are shares of mutual funds managed by Fidelity Investments and Company Stock. Fidelity Investments is the trustee (the Trustee) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Contributions
------------------

Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee as soon as deducted from the participants' paychecks.

The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested as participants direct among the Plan's investment options.

The Company matches  participant  contributions at various negotiated rates. The
Company may, at its discretion, make an annual profit sharing contribution to the Plan. The Company made a profit sharing contribution of approximately $2,583,000 and $484,000 in 1999 and 1998, respectively, included as Due from Owens Corning in the accompanying financial statements. One-half of the
Company's annual profit sharing contribution and 100% of the matching contributions are invested exclusively in Company stock, held by a master trust (Note 2).

The Company may, at its option, make Company contributions in the form of cash or an equivalent number of shares of common stock of the Company. The Company contributed cash in 1999 and shares of stock in 1998 to satisfy the portion of the annual profit sharing contribution invested exclusively in Company stock, held by a master trust (Note 2).

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Plan Investment Options
-----------------------

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan, which are collectively held in a master trust (Note 2). In 1999, the Acorn Fund and the Templeton Foreign Fund were eliminated as investment options. In 1998, the Dodge & Cox Balanced Fund was eliminated as an investment option in the Plan and the Low-Priced Stock Fund was added. Currently, the following ten investment options are available to participants:

     Company Stock Fund
     ------------------

     Consists primarily of investments in Owens Corning common stock.

     Spartan U.S. Equity Index Fund
     ------------------------------

     Primarily invested in the companies whose securities are the basis for the value of the Standard & Poor's 500 Index.

     Retirement Money Market Fund
     -----------------------------

     Primarily invests in high-quality short-term U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

     Low-Priced Stock Fund
     ---------------------

     Primarily invests in stocks of smaller, less well-known companies that are considered undervalued or out of favor with other investors.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

     Puritan Fund
     ------------

     Primarily invests in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any quality or maturity.

     Growth and Income Portfolio
     ---------------------------

     Primarily invests in U.S. and foreign stocks.

     Blue Chip Growth Fund
     ---------------------

     Primarily invests in common stocks of well-known and established companies and companies with strong earnings and future growth potential.

     Aggressive Growth Fund
     ----------------------

     Primarily invests in stocks of small and medium-sized companies in the developing stages of their life cycle that have the potential for accelerated earnings or revenue growth.

     Diversified International Fund
     ------------------------------

     Primarily invests in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     Investment Grade Bond Fund
     --------------------------

     Invests in a broad variety of fixed-income obligations of any maturity that are primarily rated medium to high quality.

     The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements.

                                 OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the Plan at any time.

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participant withdrawal requests received by the plan administrator before year end but not yet distributed to the participants at year end are included in assets available for benefits.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.

Reclassifications
-----------------

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

Income Taxes
------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan had several amendments throughout 1999 and 1998; however, no new tax determination letter has been issued. Management believes that the amendments do not change the Plan's status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (continued)

Proceedings in the Event of Plan Termination
--------------------------------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

(2) INVESTMENTS

The Owens Corning Savings Plans Master Trust (the Master Trust) was established for the investment of the assets of the Plan and another savings plan of the Company. Each participating plan has an undivided interest in the Master Trust, which is based on beginning of year plan interest adjusted for transactions attributable to each plan and a proportionate share of income and expenses attributable to the Master Trust as a whole. Quoted market prices are used to value investments in the Master Trust. A summary of the net assets of the Master Trust as of December 30, 1999 and 1998 is as follows:

                                                                                 1999                    1998
                                                                                 ----                    ----
ASSETS:
Investments:
    Common Stock*                                                           $ 116,012,854           $154,873,515
    Mutual Funds                                                              358,124,204            244,617,866
    Loans to Participants (Note 4)                                             12,923,914             11,665,663
                                                                            -------------           ------------
Total Assets                                                                $ 487,060,972           $411,157,044

PLAN INTEREST                                                                        .204                   .192
                                                                            =============           ============

*Nonparticipant-directed


                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(2) INVESTMENTS (continued)

A summary of investment income for the Master Trust for the years ended December 30, 1999 and 1998, is as follows:

                                                                                1999                         1998
                                                                                ----                         ----
Investment (Loss) Income:
  Net (depreciation) appreciation in
    fair value of investments:
      Common Stock                                                         $   (68,861,570)           $     8,843,733
      Mutual Funds                                                              43,711,008                 10,859,683
                                                                           ---------------            ---------------
                                                                               (25,150,562)                19,703,416

      Interest                                                                     876,577                    350,651
      Dividends                                                                 20,235,160                 15,205,828
                                                                           ---------------            ---------------
    Total investment (loss) income                                         $    (4,038,825)           $    35,259,895
                                                                           ===============            ===============

Unrealized appreciation (depreciation) of investments is reflected currently as a change in assets available for benefits. Purchases and sales are recorded on the trade date basis. Realized gain or loss on disposition of investments is computed using average cost.

(3)  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the assets and changes in assets available for benefits relating to the nonparticipant-directed investment option within the Master Trust (the Company Stock Fund) is as follows:

                                  OWENS CORNING

                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(3)  NONPARTICIPANT-DIRECTED INVESTMENTS (continued)

                                                                            1999                         1998
                                                                            ----                         ----
Assets Available for Benefits:
  Plan interest in Company Stock Fund                                    $ 29,299,463               $ 34,794,790
  Contribution receivable                                                   1,339,121                     48,496
                                                                         ------------               ------------
                                                                         $ 30,638,584               $ 34,843,286
                                                                         ============               ============
Changes in Total Assets Available for Benefits:
  Plan interest in:
    Interest                                                             $    (26,059)              $    (23,843)
    Dividends                                                                 323,163                    294,348
    Net (depreciation) appreciation                                       (16,125,355)                 1,332,063
                                                                         -------------              ------------
                                                                          (15,828,251)                 1,602,568

  Contributions                                                             9,374,772                  8,161,101
  Transfers from (to) participant -
    directed investments                                                    5,844,154                 (3,360,108)
  Distributions and other                                                  (3,595,377)                (4,670,086)
                                                                         -------------              ------------

                                                                         $ (4,204,702)              $  1,733,475
                                                                         =============              ============

(4) LOANS

Loan balances largely represent rollovers from acquisitions made by the Company. No new loans were made to active participants during January 1, 1998 through August 31, 1998, as there was no provision in the Plan to do so. Effective September 1, 1998, non-union employees and union employees at the Hebron, Ohio location may obtain loans from the Plan. Other union employees may obtain loans from the Plan following the first re-negotiation of their applicable collective bargaining agreement after September 1, 1998.

The maximum amount participants may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000. The loan limit is reduced by the highest loan balance outstanding in the prior 12 months.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(4) LOANS (continued)

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee's loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the ten investment funds in accordance with the borrower's election.

(5) VESTING, FORFEITURES AND DISTRIBUTIONS

Participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. Certain participants become 100% vested after three years of service. Such amounts also become fully vested upon the participant attaining 65 years of age with five years of service, 55 years of age with 10 years of service, termination of the participant's employment due to retirement, disability or death, involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may make certain withdrawals from their accounts. Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings which are applicable. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was approximately $35,000 in 1999, and $50,000 in 1998.

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are not available for withdrawal.

                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(5) VESTING, FORFEITURES AND DISTRIBUTIONS (continued)

Included in 1999 distributions to participants in the accompanying financial statements is approximately $2,500,000 of transfers to a salaried savings plan maintained by the Company.

(6) PLAN MERGERS

Effective  January 1, 1999,  the following  subsidiaries'  plans merged into the
Plan: AmeriMark Building Products, Inc. Hourly Employees Retirement Plan; Employees' Savings Plan for AmeriMark Building Products, Inc. and Subsidiaries; Fabwel, Inc. 401(k) Plan; Falcon Foam Corporation Retirement Savings Plan (Falcon of California only) and the Fibreboard Corporation 401(k) Retirement Plan. Employees were 100% vested in the amounts transferred under the prior plans. During 1999, in connection with these mergers, assets totaling approximately $20,000,000 were transferred into the Plan.

In 1998, three subsidiary plans merged into the Plan. Effective January 1, 1998, the Partek Insulations, Inc. 401(k) Plan merged into the Plan. The OCFL 401(k) Savings Plan (Hebron location) and the OCFL Money Purchase Pension Plan merged into the Plan effective July 1, 1998. On each of the effective dates, all amounts were transferred to the Plan and each employee was 100% vested in the amounts under the prior plan.

Effective September 30, 1998, the Plan was revised in connection with the transfer of Owens Corning's business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns LLC ("AGY"). Those eligible, salaried employees in the Plan as of September 30, 1998, that were transferred to AGY are fully vested in their accounts under the Plan. Matching contributions received after September 30, 1998, are made in cash rather than Owens Corning stock.

(7) SUBSEQUENT EVENT

Effective January 1, 2000, the Company's match will increase from 35% to 50% of the participants' contributions up to 10% of eligible compensation at certain locations. Beginning January 1, 2000, participants may transfer all prospective Company match and profit sharing contributions to the investment option of their choice, and beginning February 1, 2000 can redirect 1/3 of such contributions made prior to December 31, 1999. As of January 1, 2001, 1/2 of the remaining restricted Company match and profit sharing contributions may be redirected with the balance becoming unrestricted January 1, 2002.

During 1998, the Company sold its business of manufacturing and selling glass fiber yarns and specialty materials to Advanced Glassfiber Yarns, LLC ("AGY"). As a result, effective January 1, 2000, employees of AGY will no longer participate in the Plan. AGY employee account balances totaling approximately $10 million were transferred into a new plan, which is administered by the management of AGY.